Exhibit 99.1

Form 604 Corporations Act 2001 Section 671B Notice of change of interests of substantial holder To Company Name/Scheme Alterity Therapeutics Limited ACN/ARSN 080 699 065 1. Details of substantial holder (1) Name The Bank of New York Mellon Corporation (BNYMC) and each Group Entity listed in Annexure A (Group Entity),(together BNYMC Group) ACN/ARSN (if applicable) There was a change in the interests of the substantial holder on The previous notice was given to the company on 15 / September / 2025 25 / July / 2025 24 / July / 2025 The previous notice was dated 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Present notice Previous notice Class of securities (4) Voting power (5) Voting power (5) 25.16%* 2,735,828,317* 29.29% 2,697,212,317 Ordinary shares *See Note 1 in Annexure C 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Person's votes affected Class and number of securities affected Consideration given in relation to change (7) Nature of change (6) Person whose relevant interest changed Date of change See Annexure B 4. Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Person's votes Class and number of securities Nature of relevant interest (6) Person entitled to be registered as holder (8) Registered holder of securities Holder of relevant interest See Annexure C

5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Nature of association Name and ACN/ARSN (if applicable) Each Group Entity is an associate of BNYMC pursuant to section 12(2)(a) of the Corporations Act 2001 (Cth) as each entity is directly or indirectly owned and controlled by BNYMC. BNYMC and each Group Entity 6. Addresses The addresses of persons named in this form are as follows: Address Name 240 Greenwich Street, New York, NY 10286 USA The Bank of New York Mellon Corporation 240 Greenwich Street, New York, NY 10286 USA Each Group Entity Signature Attorney - In - Fact capacity Lockhart Kevin print name 16 / September / 2025 date sign here

Annexure A This is Annexure A of 1 page referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York Mellon Corporation and its related bodies corporate. The Bank of New York Mellon Corporation is the ultimate parent company of a corporate group comprised of a large number of operating and holding companies . Details of the entities directly owned and controlled by The Bank of New York Mellon Corporation are listed below . The Bank of New York Mellon Pershing Group LLC Pershing LLC print name Kevin Lockhart capacity Attorney - In - Fact 9sign here date 16/September/2025

Person's votes affected Class and number of securities affected (Ordinary Shares) Consideration given in relation to change Nature of Change Person whose relevant interest changed Date of change (11,640,600) (11,640,600) N/A Transfer out of securities The Bank of New York Mellon 25 - Jul - 2025 22,056,600 22,056,600 N/A Deposit of securities The Bank of New York Mellon 28 - Jul - 2025 (1,800,000) (1,800,000) N/A Transfer out of securities The Bank of New York Mellon 28 - Jul - 2025 (9,000,000) (9,000,000) N/A Transfer out of securities The Bank of New York Mellon 29 - Jul - 2025 52,800,000 52,800,000 N/A Deposit of securities The Bank of New York Mellon 30 - Jul - 2025 (1,800,000) (1,800,000) N/A Transfer out of securities The Bank of New York Mellon 30 - Jul - 2025 (6,000,000) (6,000,000) N/A Transfer out of securities The Bank of New York Mellon 31 - Jul - 2025 (3,000,000) (3,000,000) N/A Transfer out of securities The Bank of New York Mellon 4 - Aug - 2025 (3,000,000) (3,000,000) N/A Transfer out of securities The Bank of New York Mellon 13 - Aug - 2025 Annexure B This is Annexure B of 1 page referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York Mellon Corporation and its related bodies corporate Changes in relevant interests Capacity - Attorney - In - Fact Sign Here Date - 16 September 2025 Print Name - Kevin Lockhart

Annexure C This is Annexure C of 2 pages referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York Mellon Corporation and its related bodies corporate Present relevant interests Class and number of securities Nature of relevant interest Holder of relevant interest 2,735,827,348 ordinary shares Remote Interest Held Under Deposit Agreement Relevant interest under section 608(1)(c) of the Corporations Act 2001 (Cth) arising from BNYM having the limited power to dispose of, or control the exercise of a power to dispose of, securities deposited with or held by BNYM (or its custodian or agent) in its capacity as depositary administering an ADR program for Alterity Therapeutics Limited (Company) under the Deposit Agreement dated January 2, 2008 between the Company, holders of American depositary receipts (ADRs) and BNYM (Deposit Agreement). [*See Note 1 below]. The Bank of New York Mellon ( BNYM ) 2,735,827,348 ordinary shares Relevant interest under section 608(3)(a) and/or section 608(3)(b) of the Corporations Act 2001 (Cth) being a relevant interest held through a body corporate (namely BNYM) in which the voting power of each other entity in the BNYMC Group is above 20%, or that each other entity in the BNYMC Group controls. [*See Note 1 and Note 2 below] BNYMC Group (other than BNYM) 969 ordinary shares Relevant interest under sections 608(1) of the Corporations Act 2001 (Cth) arising from Pershing LLC being the registered owner of the securities. Pershing LLC 969 ordinary shares Relevant interest under section 608(3)(a) and/or section 608(3)(b) of the Corporations Act 2001 (Cth) being a relevant interest held through a body corporate (namely Pershing LLC) in which the voting power of each other entity in the BNYMC Group is above 20%, or that each other entity in the BNYMC Group controls. [*See Note 2 below] BNYMC Group (other than Pershing LLC)

NOTES : * Note 1 : Of the total of 2,735,828,317 securities in which the BNYMC Group has a relevant interest, BNYM has a relevant interest in 2,735,827,348 securities as depositary for Alterity Therapeutics Limited ADR program administered under the Deposit Agreement. BNYM's relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting instructions for the exercise of voting rights attached to the securities. BNYMC Group's power to vote or dispose of these securities is qualified accordingly. * Note 2 : Each Group Entity is a direct or indirect wholly owned subsidiary of BNYMC, the ultimate parent company. Other than BNYM in respect of 2,735,827,348 securities (of which BNYM's power to only dispose of 2,735,827,348 securities is limited see Note 1), and Pershing LLC in respect of 969 securities, none of the BNYMC Group entities are entitled to be registered as holder of the securities and their power to vote or dispose of the securities is qualified accordingly. print name Kevin Lockhart capacity_ Attorney - In - Fact sign here date 16/September/2025